File No. 812-[            ]

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

SILVER POINT SPECIALTY LENDING FUND, SILVER POINT SPECIALTY CREDIT FUND MANAGEMENT, LLC, SILVER POINT CAPITAL FUND, L.P., SILVER POINT CAPITAL OFFSHORE FUND, LTD., SILVER POINT CAPITAL OFFSHORE MASTER FUND, L.P., SILVER POINT CAPITAL, L.P., SILVER POINT DISTRESSED OPPORTUNITIES FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE MASTER FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS MASTER FUND (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITIES MANAGEMENT, LLC , SILVER POINT SELECT OPPORTUNITIES FUND A, L.P., SILVER POINT SPECIALTY CREDIT FUND II, L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) B, L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) C, L.P., SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND, L.P., SILVER POINT SPECIALTY CREDIT FUND II MANAGEMENT, LLC, SILVER POINT SPECIALTY CREDIT SILVER STAR FUND, L.P., SILVER POINT SPECIALTY CREDIT SILVER STAR FUND MANAGEMENT, LLC, SILVER POINT LOAN FUNDING, LLC, SILVER POINT LOAN FUNDING MANAGEMENT, LLC

Two Greenwich Plaza, First Floor

Greenwich, Connecticut 06830

(203) 542-4200

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT

COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications, notices and orders to: Steven Weiser Silver Point Capital, L.P. Two Greenwich Plaza, First Floor Greenwich, Connecticut 06830 (203) 542-4200	Copies to: Michael Hoffman Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3406

July 1, 2022

This Application (including Exhibits) contains 13 pages

I.	INTRODUCTION

A. Summary of Application

On February 15, 2022, the Securities and Exchange Commission (the “Commission”) issued an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, as described more fully therein (the “Prior Order”).2 The Prior Order permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment entities.

The Applicants (defined below) hereby seek an amended order (the “Amended Order”) from the Commission under Section 57(i) of the 1940 Act and Rule 17d-1 thereunder to amend the term “Follow-On Investment” to mean “(i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested, or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested, or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.”

B. Applicants

•	Silver Point Specialty Lending Fund (the “Company”), a closed-end Maryland statutory trust that has elected to be regulated as a business development company under the Act;

•	Silver Point Specialty Credit Fund Management, LLC (“Management”), the Company’s investment adviser, on behalf of itself and its successors;[3]

•

the investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act (the “Existing Affiliated Funds”);

•	Silver Point Capital, L.P. (“SPC”), which is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), on behalf of itself and its successors;

•

Silver Point Specialty Credit Fund II Management, LLC (“Specialty Credit II Management”), which is a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;

•

Silver Point Specialty Credit Silver Star Fund Management, LLC (“Silver Star Management”); which is a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Silver Point Specialty Lending Fund, et al., (File No. 812-14454) Investment Company Act Rel. Nos. 34506 (February 15, 2022) (order) and 34472 (January 19, 2022) (notice).
[3]	The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

•

Silver Point Loan Funding Management, LLC (“Funding Management”); which will be a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors, prior to relying on the Order; and

•

Silver Point Distressed Opportunities Management, LLC (“Distressed Opportunities Management” and, together with the Company, Management, the Existing Affiliated Funds, SPC, Specialty Credit II Management, Silver Star Management and Funding Management, the “Applicants”), which is a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors.

All Applicants are eligible to rely on the Prior Order.

C. Defined Terms

Except as stated herein, defined terms used in this application (the “Application”) have the same meanings provided in the application for the Prior Order, as amended and restated (the “Prior Application”). 4

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested, or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested, or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

II.	APPLICANTS’ PROPOSAL

The Amended Order, if granted, would expand the relief provided in the Prior Order to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. The relief requested in this Application with respect to Follow-On Investments is based on the temporary relief granted by the Commission on April 8, 2020.5

III.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Except as stated herein, the disclosure in Section IV, “Statement in Support of Relief Requested,” of the Prior Application is equally applicable to this Application Amendment.

IV.	CONDITIONS

Except as stated herein, the Conditions of the Prior Order, as stated in Section V of the Prior Application, will remain in effect. Any language in the Conditions of the Prior Order stating that (i) an Affiliated Fund is required to have an existing investment in an issuer or (ii) there previously needs to have been a Co-Investment Transaction with respect to an issuer in order to participate in a Follow-On Investment shall be deemed removed if the Amended Order is granted.

[4]	See Silverpoint Specialty Lending Fund, et al. (File No. 812-14556) (January 19, 2022) (application).
[5]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021) (the “Temporary Relief”).

V.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Applicants have caused this Application to be duly signed on their behalf on the 1st day of July, 2022.

Silver Point Specialty Lending Fund

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund Management, LLC

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Capital Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Capital Offshore Fund, Ltd.

By: Silver Point Capital, L.P. as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Capital Offshore Master Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Capital, L.P.

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunities Fund, L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunities Offshore Master Fund, L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunities Offshore Fund, L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Director

Silver Point Distressed Opportunity Institutional Partners, L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Distressed Opportunities Management, LLC

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Select Opportunities Fund A, L.P.

By: Silver Point Capital, L.P., as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II, L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II (Offshore), L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II (Offshore) B, L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II (Offshore) C, L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II Mini-Master Fund (Offshore), L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II Mini-Master Fund, L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Fund II Management, LLC

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Silver Star Fund, L.P.

By: Silver Point Specialty Credit Silver Star Fund Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Specialty Credit Silver Star Fund Management, LLC

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Loan Funding, LLC

By: Silver Point Loan Funding Management, LLC, as its manager

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

Silver Point Loan Funding Management, LLC

By:	/s/ James Kasmarcik
Name: James Kasmarcik
Title: Authorized Signatory

APPENDIX A

Existing Affiliated Funds

The Existing Affiliated Funds are categorized into seven different asset classes, with multiple investment strategies within each asset class (although the strategies do not represent formal legal entities). Each Existing Affiliated Fund is a separate and distinct legal entity and each relies on the exclusion from status as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7). All Existing Affiliated Funds are currently advised by Advisers to Affiliated Funds.

Each of the “Capital Funds”, “Distressed Funds” and “Distressed Institutional Funds” has a global opportunistic mandate, and will look to make investments in debt, equity or other securities, obligations or instruments, with a particular focus on misvalued, stressed or distressed credit investments. The “Specialty Credit II Funds” will look primarily to originate loans to small and middle market companies and invest in specialty bridge financings, rescue financings and secondary purchases of loans and other credit-related assets. The “Select Opportunities Fund” generally invests alongside and makes the same investments as the Specialty Credit II Funds and may also invest on an “overflow basis” alongside other funds managed by Advisers and in investment opportunities within or outside the strategies of such funds that are not pursued by such funds. The “Silver Star Fund” invests on an “overflow basis” in investments that fall within the investment program of the Company and the “Specialty Credit II Funds”. “Loan Funding” will look primarily to purchase or originate senior secured and second-lien loans to small and middle market companies.

1.

Capital Funds: The Capital Domestic Fund was organized as a Delaware limited partnership on December 21, 2001. The Capital Offshore Fund was organized as a Cayman Islands exempted company on January 4, 2002. The Capital Master Fund was organized as a Cayman Islands exempted limited partnership on September 9, 2008. The Capital Offshore Fund invests substantially all of its assets in a “master-feeder” structure into the Capital Master Fund. Silver Point Capital General Partner, LLC serves as the general partner of the Capital Domestic Fund and Silver Point Capital Offshore General Partner, LLC serves as the general partner of the Capital Master Fund. The “Capital Funds” include the following Existing Affiliated Funds:

(a)	Silver Point Capital Fund, L.P. (the “Capital Domestic Fund”), which is managed by SPC

(b)	Silver Point Capital Offshore Fund, Ltd. (the “Capital Offshore Fund”), which is managed by SPC

(c)	Silver Point Capital Offshore Master Fund, L.P. (the “Capital Master Fund”), which is managed by SPC

2.

Distressed Funds: The Distressed Domestic Fund was organized as a Delaware limited partnership on September 12, 2016. The Distressed Offshore Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Master Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Offshore Fund invests substantially all of its assets in a “master-feeder” structure into the Distressed Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Master Fund. The “Distressed Funds” include the following Existing Affiliated Funds:

(a)	Silver Point Distressed Opportunities Fund, L.P. (the “Distressed Domestic Fund”), which is managed by Distressed Opportunities Management

(b)	Silver Point Distressed Opportunities Offshore Fund, L.P. (the “Distressed Offshore Fund”), which is managed by Distressed Opportunities Management

(c)	Silver Point Distressed Opportunities Offshore Master Fund, L.P. (the “Distressed Master Fund”), which is managed by Distressed Opportunities Management

3.

Distressed Institutional Funds: The Distressed Institutional Domestic Fund was organized as a Delaware limited partnership on July 14, 2017. The Distressed Institutional Offshore Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Master Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Offshore Fund invests substantially all of its assets in a “master-feeder” structure into the Distressed Institutional Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Institutional Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Institutional Master Fund. The “Distressed Institutional Funds” include the following Existing Affiliated Funds:

(a)	Silver Point Distressed Opportunity Institutional Partners, L.P. (the “Distressed Institutional Domestic Fund”), which is managed by Distressed Opportunities Management

(b)	Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P. (the “Distressed Institutional Offshore Fund”), which is managed by Distressed Opportunities Management

(c)	Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. (the “Distressed Institutional Master Fund”), which is managed by Distressed Opportunities Management

4.

Select Opportunities Fund: Silver Point Select Opportunities Fund A, L.P. (the “Select Opportunities Fund”), which is managed by SPC, was organized as a Delaware limited partnership on February 7, 2014. Silver Point Select General Partner, LLC serves as the general partner of the Select Opportunities Fund. The Select Opportunities Fund generally invests alongside and makes the same investments as the Specialty Credit II Funds and may also invest on an “overflow basis” alongside other funds managed by Advisers and in investment opportunities within or outside the strategies of such funds that are not pursued by such funds.

5.

Specialty Credit II Funds: The Specialty Credit II Domestic Fund was organized as a Delaware limited partnership on May 31, 2019. The Specialty Credit II Offshore Fund was organized as a Cayman Islands exempted limited partnership on June 5, 2019. The Silver Point Specialty Credit Fund II (Offshore) B, L.P. was organized as a Cayman Islands exempted limited partnership on November 20, 2020. The Silver Point Specialty Credit Fund II (Offshore) C, L.P. was organized as a Cayman Islands exempted limited partnership on May 28, 2021. The Specialty Credit II Domestic Mini-Master Fund was organized as a Delaware limited partnership on May 31, 2019. The Specialty Credit II Offshore Mini-Master Fund was organized as a Cayman Islands exempted limited partnership on June 5, 2019. The Specialty Credit II Offshore Fund, the Specialty Credit II Offshore Fund B and the Specialty Credit II Offshore Fund C intend to invest, indirectly through intermediate vehicles, substantially all of their respective assets in a “master-feeder” structure into the Specialty Credit II Domestic Mini-Master Fund and the Specialty Credit II Offshore Mini-Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of each of the Specialty Credit II Funds. The “Specialty Credit II Funds” include the following Existing Affiliated Funds:

(a)	Silver Point Specialty Credit Fund II, L.P. (the “Specialty Credit II Domestic Fund”), which is managed by Specialty Credit II Management

(b)	Silver Point Specialty Credit Fund II (Offshore), L.P. (the “Specialty Credit II Offshore Fund”), which is managed by Specialty Credit II Management

(c)	Silver Point Specialty Credit Fund II (Offshore) B, L.P. (the “Specialty Credit II Offshore Fund B”), which is managed by Specialty Credit II Management

(d)	Silver Point Specialty Credit Fund II (Offshore) C, L.P. (the “Specialty Credit II Offshore Fund C”), which is managed by Specialty Credit II Management

(e)	Silver Point Specialty Credit Fund II Mini-Master Fund, L.P. (the “Specialty Credit II Domestic Mini-Master Fund”), which is managed by Specialty Credit II Management

(f)	Silver Point Specialty Credit Fund II Mini-Master Fund (Offshore), L.P. (the “Specialty Credit II Offshore Mini-Master Fund”), which is managed by Specialty Credit II Management

6.

Silver Star Fund: Silver Point Specialty Credit Silver Star Fund, L.P. (the “Silver Star Fund”), which is managed by Silver Point Specialty Credit Silver Star Fund Management, LLC funds. The Silver Star Fund was formed as a Delaware limited partnership on October 8, 2021.

7.

Loan Funding: Silver Point Loan Funding, LLC (“Loan Funding”), which is managed by Silver Point Loan Funding Management, LLC. Loan Funding was formed as a Delaware LLC on October 22, 2021. Loan Funding has not yet begun investment operations, but will rely on the Order when it does so.

APPENDIX B

Resolutions of the General Partner of

Silver Point Specialty Lending Fund (the “Fund”)

Approval of Authority to Apply to the SEC to Seek Exemptive Relief Under Sections 57(a)(4) and 57(i) and Rule 17d-1

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit the Fund to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Fund and the appropriate officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Fund, in such form as the officer or officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and be it further

RESOLVED, that the appropriate officers of the Fund, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.